Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

November 9, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2009
Filed February 19, 2010
Form 8-K filed October 15, 2010
File No. 001-00035

Dear Mr. Jaramillo:

We are responding to your comment letter dated October 28, 2010, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 8-K filed October 15, 2010

Exhibit 99

1.
We see on page 2 of your earnings release that you increased reserves by $1.1 billion related to your former Japan consumer finance business that is included within discontinued operations. We additionally note that statements made by Keith Sherin during the October 15, 2010 Earnings Call, which discussed that you had adjusted your reserve estimate from the low end of the range of losses to your “best estimate and the ultimate exposure.” Please describe for us the facts and circumstances, which occurred during the quarter ended September 30, 2010, which resulted in you increasing the loss reserves from the minimum amount of the range to a better estimate of $1.7 billion under FASB ASC 450-20-30-1. As part of your response, please include a discussion describing the timing and nature of the specific events and circumstances, which caused you to increase the reserve by $1.1 billion during the quarter ended September 30, 2010 and explain why these facts and circumstances were not considered in your reserve estimates for prior quarters in the fiscal year ended 2010.

(1)

Response:

In September 2008, General Electric Capital Corporation (GECC) completed the sale of its Japanese personal loan business to Shinsei Bank (Shinsei), a diversified Japanese bank. In connection with the sale, we reduced the proceeds on the sale for estimated interest refund claims in excess of the statutory interest rate. Proceeds from the sale were to be increased or decreased based on the actual claims experienced in accordance with loss-sharing terms specified in the agreement, with all claims in excess of 258 billion Japanese Yen (approximately $3,000 million) remaining our sole responsibility.

Our liability under the terms of the sale agreement relates to potential future claims made by customers of the Japanese personal loan business for refunds of interest charged in excess of the Investment Rate Restriction law guideline, following application of a loss-sharing formula in the sale agreement. This excess interest charged can be subject to refund if compliance with certain disclosure and other requirements is not met. Increasingly restrictive Japanese Supreme Court interpretations of adequately compliant disclosure culminated in a 2006 decision that overturned longstanding administrative interpretations of the law, effectively removing companies’ primary defense to refund claims.

The underlying portfolio to which this obligation relates is in runoff and interest rates were capped for all designated accounts by mid-2009. We have no ongoing involvement with Shinsei, other than with respect to audit rights under terms of our agreement and ongoing discussions on loss mitigation. We do not maintain the underlying records related to the customer base and receive monthly data reporting from Shinsei on excess interest claims experience. We receive this data on an approximate one-month lag, with preliminary “flash” reporting of limited data received approximately every ten days. There is limited industry or historical experience to use in the evaluation of expected claims related to this liability, particularly for a runoff book like ours. For these reasons, coupled with the legislative, regulatory, market and consumer uncertainties described below, this liability is inherently difficult to estimate.

At the beginning of the global financial recession, we experienced initial increases in the number of incoming claims. As we moved through 2009, average daily claims steadily declined, although month-to-month experience was fairly volatile. We also experienced increases in severity and in the second quarter 2009, established a liability for estimated payments in the amount of $132 million, which at the time, was based on our historical and then recent claims experience and the estimated future requests, taking into consideration the ability and likelihood of customers to make claims, and other industry risk factors. We believed that our experience in the second quarter of 2009 was related to the global financial recession, as we believe that customer financial difficulty is one of the primary causes of excess interest refund claims.

In the first quarter 2010, our analysis indicated that claim experience exceeded prior model expectations. In addition, as a result of regulatory pressure, we expected that by April 2010, Japanese credit bureaus would cease identifying excess interest refund claims in consumer credit reports.  We believed that this change could potentially remove a disincentive for customers to make such claims. Accordingly, in the first quarter 2010, we evaluated a range of possible outcomes in determining our reserve, taking into consideration changes in the Japanese economic environment, anticipated regulatory changes and our potential loss mitigation actions. Based on our experience at that time, we accrued $380 million of incremental reserves for these claims in the first quarter 2010. This amount represented the low end of the range of possible outcomes, as no other amount within the range was considered a better estimate at the time, given the related uncertainties.

(2)

Through the second quarter 2010, average daily claims declined steadily from 2009 levels. In April 2010, as expected, Japanese credit bureaus ceased identifying excess interest refund claims in consumer credit reports. In addition, in June 2010, a provision of the amended Japan Money Lending Business Law came into effect, which limits the amount of total outstanding debt a consumer can carry. This change in law could potentially have the effect of limiting customer access to credit, causing increased customer financial difficulty and, therefore, incremental claims. While incoming claims had continued to decline and we had not observed an impact from either this or the credit reporting change, there continued to be uncertainty about the potential impact of these two regulatory actions.

In our second quarter 2010 analysis, we again evaluated a range of possible outcomes in determining our reserve. Claims data received for the two months following completion of our previous analysis in the first quarter 2010 did not significantly vary from prior estimates and were not, in our opinion, sufficient to conclude the emergence of new trends. Additionally, early reporting of June 2010 average daily claims was favorable as compared to our previous assumptions.  Accordingly, the low-end outcome in our second quarter 2010 range more heavily weighted 2010 recent experience. As a result of our evaluation of the range of possible outcomes and given the uncertainties in the claim estimation process, our second quarter 2010 reserves were recorded based on the low end of our range, as no other amount within the range was considered a better estimate, resulting in the recognition of incremental reserves of $186 million. We included disclosure in our second quarter 2010 Form 10-Q indicating the assumptions on which our reserve was based, and included a sensitivity analysis of the impact of different assumptions on the rate of claim decline, which represented our view of the reasonably possible additional exposure to loss at the time.

While our average daily claims continued to decline through August 2010, we observed a significant increase in average daily claims during September 2010 as compared to August. One of the large Japanese consumer lenders, Takefuji, was rumored to be in financial distress during September and subsequently filed for bankruptcy on September 28, 2010. This precipitated a significant amount of publicity surrounding excess interest refund claims in the Japanese marketplace, along with substantial legal advertising. During the third quarter 2010 and as a result of this activity, we conducted a detailed study, which focused on historic claim trends since the sale, severity trends relative to claims in process, the effects of our mitigation efforts, and our expected future claims. Following completion of our analysis, we also observed that Shinsei had experienced higher call volume in October and initial reporting had indicated that October 2010 average daily claim levels had increased from September.  We believe that the higher claim and call trends in September and October 2010, coupled with the weight of the adverse environmental factors, suggest a slower reduction in average daily claims over the long run than previously assumed. Our third quarter assumption of expected total remaining claims was based on a revised analysis of average daily claims experience over the 24 months since the time of the sale.

Based on the results of this refined analysis, we recorded an adjustment to our reserves of $1,100 million in the third quarter of 2010 to bring the reserve to a better estimate of our probable loss. This adjustment reflects revisions in our assumptions and calculations of the number of estimated probable future incoming claims ($936 million), increases in claims severity assumptions ($119 million), reflecting recent trends in amounts paid per claim, and higher estimates of loss for claims in process of settlement ($45 million). As of September 30, 2010, our reserve for reimbursement of claims in excess of the statutory interest rate was $1,667 million.

Based on what we know today, we believe that our reserve for excess interest refund claims represents a better estimate of our probable loss, consistent with FASB ASC 450-20. We have included disclosure in our third quarter Form 10-Q of the events and circumstances in the third quarter 2010, along with a sensitivity analyses on expected future claims.

(3)

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

(4)